

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

May 11, 2009

Mr. Robert J. MacDonald
Senior Vice President and Chief Financial Officer
NovaGold Resources, Inc.
200 Granville Street, Suite 2300
Vancouver, British Columbia CANADA V6C 1S4

Re: NovaGold Resources, Inc.
Form 40-F for Fiscal Year Ended November 30, 2007
Filed March 4, 2008
File No. 1-31913

Dear Mr. MacDonald:

We have completed our review of your Form 40-F and related filings and do not, at this time, have any further comments.

Sincerely,

Chris White
Branch Chief